EXHIBIT 64
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                     MacAndrews & Forbes Holdings Inc.
                      Intends to Opt for All Stock in
               Citigroup Acquisition of Golden State Bancorp


         New York, NY August 19, 2002 - In exercising the election available to it under the acquisition agreement between Citigroup (NYSE: C) and Golden State Bancorp (NYSE: GSB), MacAndrews & Forbes Holdings Inc. intends to elect to receive all shares of Citigroup stock as its consideration.

         In connection with the pending merger, as previously announced, Golden State stockholders may make an election to receive the merger consideration in cash or shares of Citigroup common stock, subject to proration, by delivering to Citibank, N.A., the Exchange Agent, properly completed Forms of Election, together with their stock certificates or properly completed notices of guaranteed delivery, by 5:00 P.M., Eastern Time, on Wednesday, August 21, 2002, the election deadline.

         MacAndrews and Forbes Holdings Inc. is a private holding company with interests in a diversified range of industries including financial services, consumer products and entertainment.


Contact: James T. Conroy
         212-572-5980